

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Hana Khouri
Chief Executive Officer
Drive Shack Inc.
218 W. 18th ST, 3rd Floor
New York, New York 10011

> **Re: Drive Shack Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2020**
> **File No. 333-251671**

Dear Ms. Khouri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Schwartz